FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

1 August 2022

HSBC HOLDINGS PLC
INTERIM RESULTS 2022
VIDEO WEBCAST AND CONFERENCE CALL

HSBC will be holding a video webcast presentation and conference call today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Ewen Stevenson (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.
http://www.rns-pdf.londonstockexchange.com/rns/3483U_1-2022-7-31.pdf

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.30am (London); 2.30pm (Hong Kong); and 2.30am (New York).

Webcast: https://streamstudio.world-television.com/768-1961-33211/en

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 9489657
	Toll-free	Toll
UK	0800 917 6808
US	866 844 9413
Hong Kong		+852 3001 3802
International		+1 210 795 0512

Replay access details from 1 August 2022 10.00am BST - 31 August 2022 11.00am BST

Passcode: 9489657
	Toll-free	Toll
UK	0800 376 1127	+44 20 3430 7153
US	+1 866 393 0865	+1 203 369 0432
Hong Kong		+852 3018 4150
International		+1 203 369 0432

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 1 August 2022